Exhibit 99.2

Management’s Discussion and Analysis (“MD&A”) of Financial

Condition and Results of Operations

For the Years ended December 31, 2011 and 2010

March 9, 2012

2011 Financial Results	1

INTRODUCTION

This Management’s Discussion and Analysis (this “MD&A”) is dated March 9, 2012. It should be read in conjunction with the audited consolidated financial statements and notes thereto for Wi-LAN Inc. for the year ended December 31, 2011 (the “Financial Statements”). References in this MD&A to “WiLAN,” “our company,” “we,” “us” and “our” refer to Wi-LAN Inc. and its consolidated subsidiaries during the periods presented unless the context requires otherwise. The Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”) and applicable United States Securities and Exchange Commission (“SEC”) regulations for annual financial information.

Effective January 1, 2011, we changed our primary basis of accounting to U.S. GAAP from Canadian generally accepted accounting principles (“CDN GAAP”). We made the change to U.S. GAAP as a result of our listing on the NASDAQ Global Select Market (“NASDAQ”) and to facilitate comparisons with our industry peers, all of whom are listed in the United States and file their financial statements prepared in accordance with U.S. GAAP. Previously, we prepared our interim and audited financial statements in accordance with CDN GAAP and, with respect to our fiscal year ended December 31, 2010, included a reconciliation to U.S. GAAP in the Audited Financial Statements.

Effective January 1, 2011, we determined that our functional currency had changed from the Canadian dollar to the U.S. dollar (“USD”) as a result of the signing of significant license agreements in the first quarter and the listing of the Company’s shares on NASDAQ subsequently. Concurrent with this change in functional currency, we adopted the USD as our reporting currency. For presentation purposes, this change was effected for prior periods using the current rate method as follows: assets and liabilities were translated into USD at the prevailing exchange rates at each balance sheet date; revenues and expenses were translated at the average exchange rates prevailing during each reporting period; and equity transactions were translated at the prevailing historical exchange rate at each transaction date. Unless otherwise indicated, all financial information in this MD&A is reported in thousands of USD, with the exception of share and earnings per share data which is reported in number of shares and USD respectively. The tables and charts included in this document form an integral part of this MD&A.

We prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements. This MD&A provides information for the year ended December 31, 2011 and up to and including March 9, 2012. Additional information filed by us with the Canadian Securities Administrators, including quarterly reports, annual reports and our annual information form for the year ended December 31, 2011, is available on-line at www.sedar.com and also on our website at www.WiLAN.com. Our registration statement on Form 40-F can be found on the SEC’s EDGAR website at www.sec.gov.

Our management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by us, is complete and reliable. These procedures include the review and approval of our financial statements and associated information, including this MD&A, first by our management’s Disclosure Committee, then by our Board of Directors’ Audit Committee (the “Audit Committee”) and, finally, by our Board of Directors as a whole (the “Board”).

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States and Canadian securities laws, including such statements relating to:

•	assumptions and expectations described in our critical accounting policies and estimates;

•	our expectation regarding the adoption and impact of certain accounting pronouncements;

•	our expectation regarding the growth rates of licensees’ businesses and the expected revenues to be collected from such licensees;

•	our expectations with respect to revenues to be recorded as a consequence of license agreements with fixed periodic payment structures;

•	our expectations with respect to the timing and amounts of any settlement agreements that may be entered into with respect to any of our litigation matters;

•	our expectations with respect to our ability to sign new licenses and to sign renewal agreements with existing licensees;

•	our estimates regarding our effective tax rate;

•	our expectations with respect to the sufficiency of our financial resources; and

•

our expectations regarding continued expansion of our patent portfolio through the acquisition of patents from third parties and from the development of new inventions or our entry into licensing relationships with third parties.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan”, “continue”, “anticipate”, “project” or the negative of these words or other variations on these words, comparable terms and similar expressions are intended to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information are based on estimates and assumptions made by us in light of our experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We provide forward-looking statements and forward-looking information to assist external stakeholders in understanding our management’s expectations and plans relating to the future as of the date of this MD&A and such statements and information may not be appropriate for any other purposes. The forward-looking statements and forward-looking information in this MD&A are made as of the date of this MD&A only. We have no intention and undertake no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

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RISKS AND UNCERTAINTIES

Many factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” in our Annual Information Form (“AIF”):

•	certain of our patents may be found to be invalid, unenforceable and/or not infringed by any specific third party;

•	we may be required to establish the enforceability of our patents in court in order to obtain material licensing revenues;

•	certain of our patents are, and others may be, subject to administrative proceedings that could invalidate or limit the scope of those patents;

•	licensing our patents can take an extremely long time and may be subject to variable cycles;

•	we are currently reliant on licensees paying royalties under existing licensing agreements and on the additional licensing of our patent portfolio to generate future revenues and increased cash flows;

•	reduced spending by consumers due to the uncertainty of economic and geopolitical conditions may negatively affect us;

•	changes in patent or other applicable laws or in the interpretation or application of those laws could materially adversely affect us;

•	fluctuations in foreign exchange rates impact and may continue to impact our revenues and operating expenses, potentially adversely affecting financial results;

•	we will need to acquire or develop new patents to continue and grow our business;

•	we may not be able to compete effectively against others to acquire patent assets – any failure to compete effectively could harm our business and results of operations;

•	we have made and may make future acquisitions of technologies or businesses which could materially adversely affect us;

•	our acquisitions of patents are time consuming, complex and costly, which could adversely affect our operating results;

•	our quarterly revenue and operating results can be difficult to predict and can fluctuate substantially;

•	we may require investment to translate our intellectual property position into sustainable profit in the market;

•	the generation of future V-Chip revenues and the likelihood of our signing additional V-Chip licenses could be negatively impacted by changes in government regulation;

•	there can be no assurance as to the payment of future dividends;

•	our ability to recruit and retain management and other qualified personnel is crucial to our ability to develop, market and license our patented technologies;

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•	the trading price of our common shares has been, and may continue to be, subject to large fluctuations;

•

as a foreign private issuer, we are subject to different United States securities laws and rules than a domestic United States issuer, which may limit the information publicly available to our shareholders;

•	we may lose our United States “foreign private issuer” status in the future, which could result in significant additional costs and expenses to us;

•	the financial reporting obligations of being a public company in the United States are expensive and time consuming, and place significant additional demands on our management;

•	an investor may be unable to bring actions or enforce judgments against us and certain of our directors and officers;

•	our actual financial results may vary from our publicly disclosed forecasts;

•	if at any time we are classified as a passive foreign investment company under United States tax laws, United States holders of our common shares may be subject to adverse tax consequences;

•	the acquisition of, investment in, and disposition of our common shares has tax consequences;

•

substantial future sales of our common shares by existing shareholders, or the perception that such sales may occur, could cause the market price of our common shares to decline, even if our business is doing well;

•	we may require additional capital in the future and no assurance can be given that such capital will be available at all or available on terms acceptable to us;

•	certain Canadian laws could delay or deter a change of control; and

•	our authorized capital permits our directors to issue preferred shares which may prevent a takeover by a third party.

These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements and forward-looking information.

NON-GAAP DISCLOSURE

We use the term “adjusted earnings” to reference earnings from continuing operations before stock-based compensation expense, depreciation & amortization expense, interest expense, unrealized foreign exchange gains or losses, restructuring, incentive buy-out, success fee, transaction costs, investment income, debenture financing, provision for income taxes, and certain other charges. We report adjusted earnings in the belief that it may be useful for certain investors and readers of the financial statements as a measure of our performance. ADJUSTED EARNINGS IS NOT A MEASURE OF FINANCIAL PERFORMANCE UNDER U.S. GAAP. It does not have any standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similarly titled measures used by other companies. ADJUSTED EARNINGS SHOULD NOT BE INTERPRETED AS AN ALTERNATIVE TO NET EARNINGS AND CASH FLOWS FROM OPERATIONS AS DETERMINED IN ACCORDANCE WITH U.S. GAAP OR AS A MEASURE OF LIQUIDITY.

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CORE BUSINESS AND STRATEGY

In mid-2006, we re-focused our business on technology innovation and licensing. At that time, we had twenty patents which included certain patents we believed could be used in a licensing program. In launching the new form of business, a key strategy was to strengthen the patent portfolio to sustain long term revenue opportunities and associated growth.

Over the past five years, we have grown our full time regular staff from 1 to 55, increased our patent portfolio from 20 patents to more than 3,000 issued or pending patents, signed more than 255 licensees, and grown our annual revenues from just over $2 million to approximately $106 million in our 2011 fiscal year representing a compound annual growth rate of more than 100%. As a result of the increase in the breadth and depth of our patent portfolio, we believe we have more than 40 separate key patent families available to license. We define a patent family in this context as a patent or family of patents that we have mapped to a particular product or industry standard.

During the first quarter of fiscal 2011, we signed license agreements with a number of large semiconductor companies and several specific product vendors. These actions resulted in the dismissal of four of our significant litigations. We believe these license agreements will, over the next several years, generate significant revenues.

Our principal source of revenue is from licensing our patent portfolio and licensing portfolios on behalf of third-party patent holders. We plan to build upon our significant base of signed license agreements and increase our licensing opportunities by growing our patent portfolio with a combination of technology innovation through internal research and development, patent acquisitions, licensing relationships with patent holders, and corporate mergers and acquisitions.

We have licensed patents to companies that sell products utilizing Wi-Fi, WiMAX, LTE, CDMA, DSL, DOCSIS, Bluetooth and V-Chip technologies.

Generally, our licensing agreements take into consideration rights to license the patents covered and past infringement. Revenues may be lump-sum settlements for licensing rights and/or past infringement, fixed-price agreements that are paid over a specified period of time or running royalties based on a price per-unit and/or a percentage of product sales or service revenues enjoyed by licensees. Settlement of license agreements is generally made in cash, although we have in the past and may in the future settle license agreements with a combination of cash and in-kind patents. We may consider in-kind patents if the patents fit our value proposition and strategic objectives.

Royalty rates and the consideration for a license may vary significantly with different licensees since there are many factors that may make differing terms appropriate. Factors that may affect our royalty rates may include: the clarity of the reads of patent claims on the products of the prospective licensee; the significance of the patented invention to the performance of such products; the strength of any prior art that could invalidate the patents; the profitability of the products in question; the propensity of the prospective licensee to resist taking a license or to litigate; the number of patents that are applicable; the volume of products that infringe; the geographies into which infringing products are manufactured and sold; the prospective licensee’s future sales plans; and the prospective licensee’s financial status.

Notwithstanding early success in many areas, the United States and foreign environment for patent licensing companies such as ours has become increasingly difficult during the past several years due to legal developments. In this more difficult licensing environment, we will continue to adapt and evolve to achieve success. Recent examples of our evolution include the hiring of highly qualified specialists and subject matter experts in the applicable technologies, acquisition of patents that have strengthened our patent portfolio and multiple financing deals that have significantly strengthened our financial position. As well, we recently signed significant license agreements with large industry leaders. We believe these recent accomplishments have established a strong foundation for our future operations and growth.

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KEY STRATEGIC INITIATIVES

Technology Innovation

Building on our history of technology innovation which directly contributed to the commercialization of broadband wireless products more than a decade ago, we continue to engage in research and development (“R&D”) activities.

Our internal R&D efforts seek to generate new inventions in next generation communications technologies and to identify new technology/commercial product opportunities. With the goal of growing and strengthening our intellectual property portfolio, this technology innovation complements our ongoing activities to jointly license or acquire appropriate technology.

Licensing Capability Growth

Our licensing activities are carried out by a dedicated team of professionals including licensing executives and technical experts. The centralization of licensing activities allows us to license any portion of our patent portfolio, thereby achieving maximum value for our intellectual property. Growth of the team capability and expertise in technology, legal and patent domains will be managed on an ongoing basis taking into account our financial and operating performance.

Licensing Process Execution

We believe our licensing program has delivered significant results. To date, more than 255 companies have licensed one or more of our patented technologies including companies such as ASUSTeK Computer Inc., Atheros Communications, Inc. (“Atheros”), Broadcom Corporation (“Broadcom”), CSR plc (“CSR”), Fujitsu Microelectronics America, Inc. and its affiliates (“Fujitsu”), Hon Hai Precision Co., Ltd., Infineon Technologies AG (“Infineon”), Intel Corporation (“Intel”), LG Electronics, Inc. (“LG”), Marvell Semiconductor, Inc. (“Marvell”), Motorola Mobility Holdings, Inc., Motorola Solutions, Inc., NEC Corporation, Nikon Corporation, Nokia Corporation (“Nokia”), Panasonic Corporation, Research In Motion Limited, Samsung Electronics Co., Ltd. and Sharp Corporation.

Complementing our determination to reach license agreements through negotiation is our resolve to receive fair compensation for the use of our patented technologies. We are prepared to take all necessary steps, including investing in litigation, to ensure we receive fair value for the use of our patented technologies. We have launched several litigations and have responded to several actions filed against us, all in the areas of patent infringement. Although we cannot anticipate how any litigation will affect ongoing settlement discussions, we believe it is likely that settlement discussions with parties named in a legal action will continue and some parties may be inclined to take licenses.

KEY PERFORMANCE DRIVERS

Markets

Our licensing performance is driven by our ability to license the technologies covered by our patents.

We expect to continue to generate virtually all of our revenues from licensing our patent portfolio and other technologies. We currently have a portfolio of more than 3,000 patents, including issued and pending patents and foreign equivalents, many of which we have licensed to companies that sell products that utilize the following technologies including: Wi-Fi; CDMA; WiMAX; LTE; ADSL; DOCSIS; Bluetooth; and V-Chip.

The Institute of Electrical and Electronics Engineers, Inc. (the “IEEE”) is a professional organization that sets standards for many types of electronic equipment. As an example, for the Wi-Fi market, the IEEE has issued standards 802.11 a, b, g and n regarding the operation of that equipment. Similarly, IEEE standards 802.16 d and e define operations standards for WiMAX equipment.

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Wi-Fi is a wireless technology standard that permits enabled devices to connect to the Internet through a wireless network, all based on IEEE 802.11 a, b, g or n protocols. Many consumer devices including personal computers, routers, gaming devices and peripheral devices rely on Wi-Fi protocols to connect to the Internet.

CDMA is one of the two main cellular technologies that most cellular phone systems currently utilize and has a very strong position in the North American market and in many Asian and Caribbean nations. UMTS (Universal Mobile Telecommunications System) technology and its HSPA (High-Speed Packet Access) evolution, which are both CDMA-based, is the other main technology currently used in cellular phones.

WiMAX, based on IEEE 802.16 standards, is a framework for wireless communication that permits high-throughput broadband connections over long distances. WiMAX can be used for a variety of wireless applications including high-speed connectivity for computers and cellular phones.

LTE is a high performance air interface for cellular mobile communications systems competing with WiMAX for adoption by many wireless service providers worldwide as the next evolution in cellular phone technology. With the increase in “smart phone” penetration rates and the desire to share in the roaming revenues of out-of-network cellular phone users, many wireless service providers are working to move to a common air interface standard to promote interoperability.

ADSL is the most common method of providing high-speed Internet access over conventional telephone wiring, currently representing about two-thirds of the global market for broadband network access. We acquired US, Japanese and European ADSL and other telecommunications patent families from Nokia and Fujitsu.

DOCSIS is a standard that governs high-speed data transfer on cable networks and is used in most cable modem deployments in North America to provide high-speed Internet access, and in many digital set-top boxes to enable pay-per-view and on-demand television viewing features.

Bluetooth is a wireless protocol for exchanging data over short distances between fixed and mobile devices that provides a way to connect and exchange information between devices such as mobile phones, laptop computers, digital cameras and other electronics equipment.

V-Chip technology permits television receivers to block programming based on ratings carried with the broadcast signal as detected by a television receiver that has been programmed by parents who wish to manage their children’s television viewing. V-Chip technology has been mandated by the US Federal Communications Commission to be included in all devices capable of receiving a television signal other than televisions having a screen size of thirteen inches or less.

We continue to evaluate all of the patents in our portfolio to determine whether they may be applicable to other technology and product areas.

The Wi-Fi, CDMA, WiMAX, LTE, ADSL, DOCSIS, Bluetooth and V-Chip markets with respect to which we have licensed many of our patents to date are large, multi-million or multi-billion dollar markets. Independent estimates of the size of the markets, based on the equipment-level sales in the calendar years noted, are as follows:

•

Wi-Fi – 2011 North American sales of approximately 91 million notebook, netbook and tablet computers, $3.4 billion in worldwide Wi-Fi network infrastructure, and growing to include mobile handsets, portable media players, televisions, Blue-ray disc players, etc. (sources: DisplaySearch; Dell’Oro);

•	US CDMA – 2011 mobile CDMA and WCDMA handset sales of approximately 118 million units and base station sales of approximately $7.4 billion (sources: Strategy Analytics; Dell’Oro);

•	WiMAX – worldwide sales over $1.4 billion in 2011 and expected to grow at a compound annual growth rate of 11% from 2011 to 2015 (source: Dell’Oro);

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•	LTE – infrastructure sales of over $7.7 billion expected for 2015, a 86% compounded annual growth rate over the USD$351 million in 2010 sales (source: Dell’Oro);

•	ADSL – ADSL equipment sales are expected to average over $4 billion annually for the next two years, with the subscriber base growing 8% over that period (sources: Dell’Oro);

•	DOCSIS – US sales of approximately 14 million cable modems and $625 million in cable modem termination systems sales in 2011 (source: Dell’Oro);

•

Bluetooth – worldwide Bluetooth semiconductor revenue going from $1.7 billion in 2007 to $3.3 billion by 2012, with approximately 70% of all mobile handsets having Bluetooth functionality by 2012 (source: IDC); and

•	V-Chip – sales of approximately 45.8 million digital televisions in North America in 2011, a growth rate of 4.1% over the previous year (source: DisplaySearch.com).

Financial Condition

Our financial strength, measured in terms of maintaining a solid balance sheet with strong cash reserves, is a critical element in our ability to execute on our strategy of signing patent licensing agreements. Financial strength is also critical to facilitate strengthening our patent portfolio through patent acquisitions, entering into licensing relationships, generating patents on internally developed technology, and engaging in litigation when required. In addition to our balance sheet, we consider our backlog of signed license agreements, measured in a weighted average life remaining term to be an important element of financial condition. Based on the more than 255 licenses signed as of December 31, 2011 we believe our weighted average life remaining of signed licenses is more than five years.

Financial strength is important when we engage in litigation in order to enforce our intellectual property rights since litigation costs are often significant. We believe that maintaining a substantial cash reserve is an important factor in convincing companies to enter into agreements and avoid protracted litigation. Further, companies that are inclined to enter litigation with us need to understand our ability and resolve to carry these litigations through to completion.

Professional and Systematic Approach to Patent Licensing

A professional and systematic approach to patent licensing is essential to achieve success. We have developed our approach over several years and that approach is founded in a strong understanding of patent law, detailed infringement determinations, and fair and reasonable licensing terms. We believe that our internal technical resources, supported by a network of external advisors, are a fundamental element in a successful licensing program as discussions with potential licensees quickly address technical issues. This approach has been very successful for us as we have signed more than 255 licensees since mid-2006. We believe that this approach can be utilized for any new technology markets that we may choose to enter.

Technology Development

We have a rich history of technology development and continue to have an active R&D program. Our in-house R&D focuses on the development of advanced technologies that may have licensing applications in the future. By focusing on anticipating problems with the adoption of new technologies, and developing patented solutions to these problems, we can continue to expand our overall licensing programs.

CAPABILITY TO DELIVER RESULTS

We believe we are well positioned to deliver continued strong financial performance due to our strong and growing patent portfolio, professional and systematic approach to licensing intellectual property, management team, track record of signing patent license agreements, significant base of signed agreements and solid financial position.

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Strength of Patent Portfolio and Ability to Derive Value from Patents

As a result of patent acquisitions, licensing relationships and internal technology development, our patent portfolio has continued to grow in numbers, technological diversity and breadth of geographic coverage. As of December 31, 2011, we own more than 3,000 patents and applications as compared with more than 1,300 at the end of fiscal 2010. The geographic and technological diversity of our patent portfolio helps to ensure that we will be able to garner royalties applicable to worldwide product sales.

As noted elsewhere in this MD&A, the weighted average life remaining for our current license agreements is more than five years, meaning we expect to collect revenues from these agreements for, on average, an additional five years although not necessarily equally year to year.

Patent Licensing Methodology

We have developed a methodology for our licensing programs that has yielded strong results since mid 2006 having generated cumulative revenues to the end of 2011 of more than $277,000. When approaching a potential licensee, we present compelling reasons to enter into a license agreement with detailed infringement analysis along with a fair and reasonable license rate. In many circumstances, we also present the potential licensee with a broad array of patents or families that may be applicable to the licensee thus increasing their risk of not signing a license. If the licensing discussions are stalled or abandoned, we may pursue the protection of our intellectual property through litigation. Without the willingness and capability to enforce patent rights through the courts, a licensing program may not gain credibility and traction in the market. We understand this dynamic and are prepared to use the court system to enforce our rights.

Patent Administration

Our licensing success depends on having a quality portfolio of patents that are not only technically valuable, but are properly filed and maintained in appropriate jurisdictions. We devote a significant effort to the administration of our patent portfolio, ensuring any applications filed reflect the quality required in a licensing program. We maintain a carefully balanced mix of internal and external patent administration resources to optimize patent quality.

Workforce and Management

We employ individuals with unique skill sets and proven abilities to conclude patent license agreements. This is important, since strong patents are only part of what is needed to derive substantial revenues from a patent portfolio. Having expertise in the relevant markets, in patent portfolio development, and in patent licensing and litigation are as critical as having good patents. Our reputation and expertise, together with our proven ability to negotiate license agreements and litigate, if necessary, all contribute significantly to our ability to deliver patent licensing results.

Financial Strength

A strong financial position is an important underpinning for our success. We maintained a cash, cash equivalents, and short-term investments balance throughout the year ending December 31, 2011 of more than $192,000. Through that same period, completed a bought deal financing with net cash proceeds of approximately $71,992, acquired patents with a value of $19,753, issued 6.0% extendible convertible unsecured subordinated debentures (“Debentures”) pursuant to an indenture (the “Indenture”) dated September 8, 2011 between WiLAN and Computershare Trust Company of Canada, as trustee with net cash proceeds of approximately $227,000 and returned $10,668 to shareholders through dividends. We achieved these results while financing our current operations including our significant litigation investments. As at December 31, 2011, we have a cash, cash equivalents, and short-term investments balance of $433,710. On November 1, 2011, our offer to purchase all the issued and outstanding shares of MOSAID Technologies Incorporated (“MOSAID”) expired as the initial take up of 66 2/3% of the outstanding shares of MOSAID was not achieved. As a result, the maturity date of the Debentures was January 31, 2012. For the year ended December 31, 2011, we repurchased $1,535 worth of Debentures under a normal course issuer bid commenced on November 11, 2011 through the facilities of the TSX. On January 31, 2012, we repaid in cash the aggregate principal amount of the outstanding Debentures of CDN $228,456 and accrued and unpaid interest of CDN $5,445. For the year ended December 31, 2011, we repurchased 527,700 common shares for a total of $2,871 under a normal course issuer bid commenced on December 15, 2011 through the facilities of the TSX.

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RESULTS AND OUTLOOK

Overall performance

This MD&A discusses our performance for the years ended December 31, 2011 and 2010.

	Year ended December 31, 2011		Year ended December 31, 2010
	$000’s	%	$000’s	%

Revenue
Royalties	$104,813	99	$45,557	93
Brokerage	996	1	3,679	7

	105,809	100	49,236	100

Operating expenses
Cost of revenue	27,012	26	26,103	53
Research and development	7,792	7	3,965	8
Marketing, general and administrative	65,749	62	37,462	76
Realized foreign exchange (gain) loss	(1,958)	(2)	230	—
Unrealized foreign exchange loss	2,997	3	4	—
Transaction costs	3,044	3	—	—
Restructuring charges	—	—	726	1

Total operating expenses	104,636	99	68,490	139

Earnings (loss) from operations	1,173	1	(19,254)	(39)

Investment income	5,654	5	683	1
Interest expense	(4,218)	(4)	—	—
Debenture financing, net	20,747	20	—	—

Earnings (loss) before income taxes	23,356	22	(18,571)	(38)

Provision for (recovery of) income tax expense
Current	3,275	3	3,041	6
Future	(11,716)	(11)	—	—

Provision for (recovery) of income tax expense	(8,441)	(8)	3,041	6

Net earnings (loss)	$31,797	30	$(21,612)	(44)

Earnings (loss) per share
Basic	$0.26		$(0.21)
Diluted	0.25		(0.21)

Weighted average number of common shares
Basic	122,741,326		103,289,548
Diluted	124,999,644		103,289,548

•	Revenues for the year ended December 31, 2011 were $105,809 representing an increase of $56,573 or 115% over the year ended December 31, 2010;

•	Operating expenses for the year ended December 31, 2011 were $104,636 which represents an increase of $36,146 or 53% as compared to the year ended December 31, 2010;

•

Net earnings for the year ended December 31, 2011 were $31,797 or $0.26 per basic share and $0.25 per diluted share as compared to a net loss for the year ended December 31, 2010 of $21,612 or $0.21 per basic and diluted share. Net earnings for the year ended December 31, 2011 included benefits of $10,142 as a result of the reversal of a portion of our valuation allowance related to our deferred tax assets.

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The table below reconciles the net earnings to the adjusted earnings we have reported.

	Year ended December 31, 2011	Year ended December 31, 2010
	$000’s	$000’s

Net earnings (loss) under GAAP	$31,797	$(21,612)

Adjusted for:
Unrealized foreign exchange loss	2,997	4
Depreciation and amortization	22,785	20,796
Stock based compensation	4,228	1,835
Restructuring charges	—	726
Incentive buy-out	7,102	—
Success fee	27,986	—
Other	285	—
Interest expense	4,218	—
Transaction costs	3,044	—
Investment income	(3,733)	—
Debenture financing, net	(20,747)	—
Income tax (recovery) expense	(8,441)	3,041

Adjusted earnings	$71,521	$4,790

Adjusted earnings per basic share	$0.58	$0.05

Weighted average number of common shares
Basic	122,741,326	103,289,548
Diluted	124,999,644	103,289,548

The adjusted earnings for the year ended December 31, 2011 were $71,521 as compared to $4,790 for the year ended December 31, 2010. The increase in adjusted earnings for the year ended December 31, 2011 is primarily attributable to the increase in revenue and a decrease in litigation expenses.

Revenues

Revenues for the year ended December 31, 2011 were $105,809 representing an increase of $56,573 or 115% over the year ended December 31, 2010.

	Year ended December 31, 2011	Year ended December 31, 2010
	$000’s	$000’s

Revenues	$105,809	$49,236
Increase from previous year	115%

Our revenues are derived from four principal sources: (i) running royalty agreements pursuant to which licensees pay us royalties based on either a percentage of the net selling price of licensed products or a fixed fee per licensed product sold; (ii) fixed fee royalties consisting of a set quarterly or annual amount for all licensed products sold by licensees; (iii) one-time lump sum fees to cover the sale of all licensed products by a particular licensee, subject to certain limitations; or (iv) the outright sale of patents providing the acquirer exclusive rights to the technology (“Brokerage”). License agreements are generally for a five to eight year period but can be significantly longer. We consider revenue to be earned when we have persuasive evidence of an arrangement, all obligations that we need to perform have been fulfilled in accordance with the terms of the license agreement, including delivery and acceptance, the revenue amount is reasonably determinable and collection is reasonably assured.

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Revenues can vary significantly from quarter to quarter depending upon the type of royalty arrangement with licensees, the timing of royalty reporting by licensees, the cyclical nature of licensees’ markets and fluctuations in foreign currency and other factors. Revenues can fluctuate based on individual licensees’ growth and success rates in their respective markets, and other market factors on their respective businesses and other factors outside of our control. The impact of these factors may become less significant in the future given the significant fixed license agreements signed during the first six months of fiscal 2011. See “Risk Factors” contained in the AIF for more detailed information.

Revenue is comprised as follows:

	Year ended December 31, 2011	Year ended December 31, 2010

Royalties	99%	93%
Brokerage	1%	7%

	100%	100%

One licensee accounted for more than 10% of revenues from royalties for the year ended December 31, 2011, whereas three licensees each accounted for more than 10% of revenues from royalties for year ended December 31, 2010. For the year ended December 31, 2011, the top ten licensees accounted for 77% of revenues from royalties, whereas in the comparable period last year the top ten licensees accounted for 75% of revenues from royalties.

One customer accounted for 100% of the revenues from Brokerage for the years ended December 31, 2011 and 2010 pursuant to the sale of certain wireless patents. We may sell patents from our portfolio when we believe the revenue from an outright sale of patents is greater than what can be derived from licensing the patents.

Cost of Revenue

Cost of revenue includes all costs associated with our patent licensing activities including any third-party royalty payments required under royalty arrangements, staff costs, and other costs incurred in conducting license negotiations as well as amortization expense related to acquired patents. We also include, as a cost of revenue, any business development costs related to sourcing new patent portfolios or developing new strategic partnerships.

	Year ended December 31, 2011	Year ended December 31, 2010
	$000’s	$000’s

Cost of revenue	$4,619	$5,430
Amortization of patents	21,645	20,250
Stock-based compensation	748	423

	$27,012	$26,103

Percent of revenue	26%	53%
Increase from previous year	3%

Cost of revenue for the year ended December 31, 2011 was $27,012 or 26% of revenues as compared to $26,103 or 53% of revenues for the previous year. The increase in expenses for the year ended December 31, 2011, over last year is primarily attributable to amortization expense as a result of patent acquisitions we completed during fiscal 2010 and 2011, partially offset by lower third party royalty payments. In general, patent licensing expenses are proportional to the breadth and depth of our licensing and patent brokerage programs and should be expected to increase as we add programs to our business operations.

2011 Financial Results	13

A key element of our strategy involves acquiring additional patents or obtaining exclusive licensing arrangements through relationships with patent holders that may be accounted for as acquisitions. Any further acquisitions will increase amortization expense from our current levels. We have acquired approximately $193,000 in patents since November 1, 2006.

Research and development expense

	Year ended December 31, 2011	Year ended December 31, 2010
	$000’s	$000’s

Research and development	$6,805	$3,668
Depreciation	250	26
Stock-based compensation	737	271

	$7,792	$3,965

Percent of revenue	7%	8%
Increase from previous year	97%

We designed, developed and sold or licensed a variety of advanced digital wireless technologies, systems and products since our inception in the early 1990s until 2006. Over the course of our history, our strength has been our ability to explore emerging technologies, identify needs created by the development of advanced wireless systems and build technologies for those new requirements. Today, we are focusing our R&D efforts on advanced wireless technologies and, in particular, on technologies applicable to the use of whitespace frequencies (those previously occupied by analog television broadcast signals) for broadband access and LTE base station applications. These efforts have fostered inventions that form the basis of a number of new patent applications. The costs associated with these efforts, principally staff costs (including stock based compensation) and certain external consultants, are classified as R&D.

We also consider the expenses related to the management of our patent portfolio as R&D costs because they directly relate to our most important asset, our patents. The management of our patent portfolio involves filing patent applications, prosecuting applications to obtain issued patents, documenting infringement, assessing validity of issued patents, conducting due diligence on patents and applications to be acquired and other general administrative tasks. Many of these costs are directly related to the size and depth of our patent portfolio.

For the year ended December 31, 2011, R&D expenses were $7,792 as compared to $3,965 for the year ended December 30, 2010. The increase in spending is primarily attributable to the increased level of staff employed (from seven to seventeen) in the two principal R&D initiatives noted above and increased costs associated with the size and breadth of our patent portfolio.

2011 Financial Results	14

Marketing, general and administration expense

	Year ended December 31, 2011	Year ended December 31, 2010
	$000’s	$000’s

Marketing, general and administrative costs	$8,353	$5,645
Litigation expense	17,478	29,170
Litigation expense – success fee	27,986	—
Incentive costs	8,733	985
Depreciation	456	521
Stock-based compensation	2,743	1,141

	$65,749	$37,462

Percent of revenue	62%	76%
Increase from previous year	76%

Marketing, general and administrative (“MG&A”) expenses represent the cost of litigation and corporate services including facilities, executive management, finance, corporate legal, human resources, office administration, marketing and communications, information technology and all costs associated with being a public company. For the year ended December 31, 2011, MG&A expenses amounted to $65,749 or 62% of revenues as compared to $37,462 or 76% of revenue for the year ended December 31, 2010. The increase in spending for the year ended December 31, 2011 is due to the accrual of the $27,986 success fee payable to our lawyers McKool Smith related to the licensing agreements and settlements signed to date, and incentive costs related to the increase in revenues and the accrual of the one-time payment of $7,102 related to the incentive buy-out of the Chief Executive Officer’s contracted right to 2% of gross revenues as a result of the amendment of his employment agreement.

Non-litigation related MG&A costs increased for the year ended December 31, 2011 primarily due to the accrual of variable compensation costs related to employee bonuses and restricted share units of $793, staff cost of $904 and public company related costs of $819 as a result of our listing on NASDAQ.

Non-litigation related MG&A costs will vary from period to period depending on activities and initiatives undertaken, and changes in staffing levels in any given period.

Our litigation expenses consists of all expenses related to the management and conduct of our litigation activities and include the costs of internal resources assigned to the litigation management function, external legal counsel and third party costs including those of expert witnesses and other service providers required during the course of litigations.

For the year ended December 31, 2011, litigation expenses (excluding the success fee) amounted to $17,478 compared to $29,170 for the same period last year. The decrease in litigation expenses is a result of the various settlements we entered into during fiscal 2011. Litigation expenses are expected to vary from period to period due to the variability of litigation activities and are expected to increase significantly in fiscal 2012 given the level of litigation matters that are currently active.

Our Texas patent enforcement actions accounted for approximately 63% and our New York action accounted for approximately 10% of our litigation spending for the year ended December 31, 2011. Our Texas patent enforcement actions accounted for approximately 75% and our New York action accounted for 9% of our litigation spending for the same period last year. The decrease in the Texas patent enforcement is a result of the settlements we entered into during fiscal 2011.

In the course of our normal operations, we are subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, we have no reason to believe that the ultimate outcome of these matters would have a significant impact on our consolidated financial position.

2011 Financial Results	15

In certain of our patent infringement litigations we have been represented by the law firm of McKool Smith (“McKools”). Pursuant to our engagement with McKools, in consideration for a discount on fees, we have agreed to pay McKools a success fee based on achieving certain minimum financial measures. Upon achieving these financial measures, McKools will be entitled to receive a percentage of the proceeds actually received from these litigations up to a maximum of $27,986. Pursuant to the license agreements and settlements relating to these litigations signed to date, we have collected and expect to collect proceeds from these litigations over the next five years. Should we collect these amounts as contemplated in the agreements, McKools will be entitled to the entire success fee. During the fourth quarter management evaluated the expected liability and determined that the full amount of the success fee obligation should be accrued.

On January 10, 2010, we commenced an action against LG Electronics, Inc. (“LG”) and LG Electronics U.S.A., Inc. (collectively, “LGE”) in the U.S. District Court for the Southern District of New York (the “SDNY Court”). We have claimed that LGE has breached its contract with us and infringed our U.S. patent number 5,828,402 (the “402 patent”) with respect to televisions sold by LGE in the United States. On August 2, 2011, we announced that U.S. Magistrate Judge Peck had made certain non-binding recommendations to U.S. District Court Judge Kaplan in this case with respect to certain summary judgment motions made by LGE and the Company including recommending that a determination of non-infringement by LGE be made with respect to the 402 patent, to which recommendations we objected in August 2011. On March 7, 2012, Judge Kaplan adopted most of the Magistrate Judge’s recommendations and ruled that LGE did not infringe the 402 patent on a claim construction issue and granted LGE’s motion for summary judgment against WiLAN. The ruling is limited to only LGE products with respect to patent infringement and does not apply to the validity of the 402 patent nor does it make any determinations regarding validity of the 402 patent. We remain confident of the validity of the 402 patent and its wide applicability to the industry; we are further studying Judge Kaplan’s ruling and expect to file an appeal in the United States Court of Appeals for the Federal Circuit in due course.

On October 5, 2010, we filed claims against 11 major companies including Alcatel-Lucent USA Inc., Ericsson Inc., Sony Ericsson Mobile Communications (USA) Inc., HTC Corporation (“HTC”) and LGE in the EDTX Court. We have claimed that these companies have infringed and continue to infringe our U.S. patent numbers 6,088,326, 6,195,327, 6,222,819 and 6,381,211 by making and/or selling various products including wireless communications products that use technology derived from these patents which relate to the 3GPP standard. On December 23, 2010, we announced that we had settled all wireless patent litigation against LGE including this action. This case continues through the discovery phase.

On February 2, 2011, we filed claims against HTC in the EDTX Court. We have claimed that HTC has infringed and continues to infringe the 222 patent and the 802 patent by making and/or selling various products including mobile handheld devices and other equipment that use technology derived from these patents which relate to Wi-Fi and CDMA. This case continues through the discovery phase.

In September, 2011, we, our subsidiary Gladios IP Inc. (“Gladios”) and one of its officers, Paul Lerner, were sued by General Patent Corporation (“GPC”) before the SDNY Court alleging, among other things, breach of contract, fraud and misappropriation of trade secrets by us with respect to our proposed acquisition of GPC. We, Gladios and Mr. Lerner deny any liability to GPC in this matter. At a motion brought by GPC for a preliminary injunction to enjoin Mr. Lerner from working for us or Gladios, which motion was joined with a trial on whether or not GPC had any trade secrets to be a subject of this matter, U.S. District Court Judge Keenan of the SDNY Court denied the motion and determined that GPC had no such trade secrets. GPC has appealed this decision to the United States Court of Appeal for the Second Circuit, against which appeal we, Gladios and Mr. Lerner are defending. While the appeal is continuing, the matter in chief is proceeding towards its discovery phase and the filing of summary judgment motions.

On September 1, 2011, we filed claims against Apple Inc., Alcatel-Lucent USA Inc., Dell Inc., Hewlett-Packard Company, HTC America, Inc., Kyocera International, Inc., Kyocera Communications, Inc., Novatel Wireless, Inc. and Sierra Wireless America, Inc. in the EDTX Court. We have claimed that these companies have infringed and continue to infringe the 222 patent and the 802 patent by making and/or selling various wireless communications products including modems, personal computers and mobile phones that use technology derived from these patents which relate to CDMA, HSPA, Wi-Fi and LTE technologies.

2011 Financial Results	16

On January 23, 2012, we filed claims against Research In Motion Limited and Research In Motion Corporation before the SDFL Court. We have claimed that these companies have infringed and continue to infringe the 369 patent and our U.S. patent number 6,232,969 by making and/or selling various wireless communications products.

On December 24, 2009, a law firm filed a request for ex parte re-examination at the U.S. Patents and Trademarks Office (the “USPTO”) in respect of the 402 patent. We do not know the identity of the real party in interest who made this re-examination request. On March 2, 2010, the USPTO granted this request and issued an office action on August 4, 2010 relating to this request. On October 29, 2010, we filed an amendment/response to this re-examination request which included 49 new patent claims under the 402 patent. We expect this re-examination process could continue for approximately 18 to 24 months. The 402 patent remains valid and enforceable unless and until a final contrary determination has been made by the USPTO and all appeal rights have been exhausted.

On January 21, 2010, Broadcom Corporation and Intel filed a request for inter parties re-examination at the USPTO in respect of the 759 patent. In January 2011, we announced that we settled all litigation against Broadcom Corporation and Intel, in accordance with which, Broadcom Corporation and Intel had each withdrawn from their respective involvement in this re-examination. On November 10, 2011, we announced that the USPTO had confirmed the validity of all key claims in the 759 patent and also allowed more than 100 new claims in that patent.

Realized foreign exchange gain/loss

	Year ended December 31, 2011	Year ended December 31, 2010
	$000’s	$000’s

Realized foreign exchange (gain) loss	$(1,958)	$230
Percent of revenue	-2%	0%
Decrease from comparative period	NM *

*	NM – percentage is not meaningful as the change is too large

Our realized foreign exchange gain represents the gain on unhedged transactions denominated in currencies other than our functional currency, U.S. dollars.

2011 Financial Results	17

Unrealized foreign exchange gain/loss

	Year ended December 31, 2011		Year ended December 31, 2010
	$000’s		$000’s

Unrealized foreign exchange (gain) loss	$2,997		$4
Percent of revenue	3%		0%
Increase from comparative period	NM	*

*	NM – percentage is not meaningful as the change is too large

Our unrealized foreign exchange loss for the year ended December 31, 2011 was attributable to the revaluation of our Canadian dollar denominated cash, cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and convertible debenture as a result of the decrease in the value of the Canadian dollar relative to the U.S. dollar over the reporting period.

We cannot accurately predict foreign exchange movements and as such, cannot accurately predict future gains and losses related to holding assets and liabilities in currencies other than U.S. dollars.

Investment income

Our recorded investment income for the year ended December 31, 2011 was $5,654 as compared to $683 for the year ended December 31, 2010. Investment income includes interest earned on deposits and short-term investments, as well as, gains on equity holdings. For the year ended December 31, 2011, investment income included gains on equity holdings of $3,733. The increase in investment income is attributable to gains on equity holdings and increased cash position and increased yields available on our cash deposits and short-term investments.

Interest expense and debenture financing costs

We issued Debentures on September 8, 2011 and September 12, 2011 related to our offer to purchase all of the issued and outstanding shares of MOSAID, and for the year ended December 31, 2011 recognized interest expense, in addition to the accretion noted below, of $4,218 based on the coupon rate of 6.0%.

	Year ended December 31, 2011	Year ended December 31, 2010
	$000’s	$000’s

Accretion of debt discount	$41,737	$—
Extinguishment of conversion feature	(66,679)	—
Amortization of financing costs	4,195	—

	$(20,747)	$—

2011 Financial Results	18

The conversion feature of our Debentures was treated as a derivative financial instrument and was recorded at its fair value as a liability as it was not considered to be indexed to our shares because the exercise price is denominated in Canadian dollars and not the Company’s U.S. dollar functional currency. Accordingly the proceeds from the offering of the Debentures were bifurcated between the convertible debenture and conversion feature of the debentures based on the relative fair values of the two components on the date of issuance. On the date of issuance, the relative fair values of the two components were estimated to be approximately $163,882 and $68,778, respectively. The fair value for the convertible debt component was estimated using an interest rate of 9.0% which was based on the estimated interest rates of similar debt instruments excluding the conversion feature. The fair value for the conversion feature component was determined using Black-Scholes model, with the following assumptions:

Risk free interest rate	2.8%

Volatility	63%

Expected option life (in years)	5.0

Dividend yield	1.0%

The conversion feature was recorded as a liability and was re-measured at fair value as a liability at each subsequent balance sheet date up to its extinguishment as discussed below. Any change in value was recorded as unrealized gain/loss.

The related initial debt discount of approximately $68,778 is amortized using the effective interest method over the estimated life of the Debentures.

The costs associated with the issuance of the debt were allocated to the Debentures and the conversion feature of the Debentures. The financing costs allocated to the Debentures were capitalized and were being amortized over the estimated term of the Debentures being five years from the date of issue. The financing costs allocated to conversion feature were recorded as a period expense for the year ended December 31, 2011.

On November 1, 2011, our offer to purchase all the issued and outstanding MOSAID shares expired as the initial take up of 66 2/3% of the outstanding shares of MOSAID was not achieved. In accordance with the terms of the Indenture, as there was no take up of the outstanding shares of MOSAID, no Debenture could be converted to common shares and accordingly the conversion privilege was extinguished which resulted in us recording an unrealized gain of $66,679 with respect to the extinguishment of the fair value of the conversion feature liability for the year ending December 31, 2011.

Certain debt issuance costs were contingent on us completing the purchase of the MOSAID shares and since we did not purchase the MOSAID shares, $5,817 of debt issuance costs were not payable. This resulted in a reduction in the debt issuance costs allocated to the convertible debt component of $4,097 and to the conversion feature component of $1,720. The reduction of $1,720 was recorded as a reduction of period expenses for the year ended December 31, 2011.

As a result of the offer expiring and the corresponding change in the estimated life of the Debentures, the amortization of the outstanding debt discount and debt issuance costs allocated to the convertible debt component as at November 1, 2011 were re-estimated based on the January 31, 2012 maturity date. In the first quarter of fiscal 2012, an expense related to the unamortized discount of $24,998 was recognized. Our cash interest expense paid in the first quarter of fiscal 2012 was $1,228 in addition to the amount accrued at December 31, 2011.

For the year ended December 31, 2011, we incurred $3,044 of transaction costs related to our offer to purchase all of the issued and outstanding shares of MOSAID in addition to the above noted financing costs.

2011 Financial Results	19

Income taxes

	Year ended December 31, 2011	Year ended December 31, 2010
	$000’s	$000’s

Current income tax expense	$3,275	$3,041
Future income tax recovery	(11,716)	—

Net income tax expense (recovery)	$(8,441)	$3,041

Income tax recovery for the year ended December 31, 2011 was $8,441 as compared to an income tax expense of $3,041 for the previous year. Income tax expense is recognized based on our management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the year ended December 31, 2011 was 28% and for the year ended December 31, 2010 was 31%.

As a result of signing significant license agreements during fiscal 2011 and the related dismissal of our most costly litigations, we determined that it is more likely than not that the majority of our deferred income tax assets will be realized. Accordingly, we reversed $13,574 of the valuation allowance previously carried at December 31, 2010 in the first quarter of 2011. We assessed the probability that deferred income tax assets will be recovered from future taxable income, and whether a valuation allowance is required to reflect any uncertainty. There is a valuation allowance of $4,474 as at December 31, 2011 (December 31, 2010 – $14,616). We will continue to evaluate our future income tax position quarterly and record any adjustment necessary in that period.

We claim R&D expenditures and related investment tax credits based on our interpretation of the applicable legislation in the Income Tax Act (Canada). These claims are subject to review by the Canada Revenue Agency. For the year ended December 31, 2011, we recorded non-refundable investment tax credits earned in prior years of $6,221 as a deferred tax recovery.

The current income tax expense for the years ended December 31, 2011 and 2010, consisted of foreign taxes withheld on royalty revenues received from licensees in foreign tax jurisdictions for which there is no treaty relief. Withholding tax expense for the year ended December 31, 2011 was 3% of revenue as compared to 6% of revenues for the year ended December 31, 2010, respectively. The decrease in withholding tax expense as a percentage of revenue is attributable to the increase in revenue from jurisdictions for which there is treaty relief.

2011 Financial Results	20

Summary of quarterly performance

(Unaudited)

Thousands of U.S. dollars except share and per share amounts	Three months ended December 31, 2011	Three months ended September 30, 2011	Three months ended June 30, 2011	Three months ended March 31, 2011

Revenues	$24,224	$27,821	$27,419	$26,345

Net earnings (loss) per share
Basic	$(0.05)	$0.06	$0.08	$0.17
Diluted	$(0.04)	$0.06	$0.08	$0.17

Adjusted earnings	$17,761	$22,769	$20,442	$10,549

Adjusted earnings per share
Basic	$0.14	$0.18	$0.17	$0.09
Diluted	$0.14	$0.18	$0.16	$0.09

Weighted average number of common shares
Basic	123,581,452	123,443,900	122,391,639	117,081,518
Diluted	125,214,015	125,618,973	124,821,577	119,875,722

Thousands of U.S. dollars except share and per share amounts	Three months ended December 31, 2010	Three months ended September 30, 2010	Three months ended June 30, 2010	Three months ended March 31, 2010

Revenues	$10,982	$10,790	$11,589	$15,875

Net earnings (loss) per share
Basic	$(0.11)	$(0.06)	$(0.05)	$0.01
Diluted	$(0.11)	$(0.06)	$(0.05)	$0.01

Adjusted earnings (loss)	$(4,818)	$903	$1,228	$7,480

Adjusted earnings (loss) per share
Basic	$(0.05)	$0.01	$0.01	$(0.08)
Diluted	$(0.05)	$0.01	$0.01	$(0.08)

Weighted average number of common shares
Basic	104,877,986	103,334,579	102,792,049	102,122,809
Diluted	104,877,986	103,334,579	102,792,049	103,603,458

2011 Financial Results	21

CAPITAL AND LIQUIDITY

Cash and cash equivalents, and short-term investments amounted to $433,710 at December 31, 2011, representing an increase of $324,103 from the $109,607 held at December 31, 2010.

At December 31, 2011 we had working capital of $200,434, success fee obligation of $15,212 and patent finance obligations of $5,189 which relates to deferred payment terms on patents we acquired during the three months ended March 31, 2011.

We have a revolving credit facility available in the amount of CDN$8,000 or the equivalent in U.S. dollars for general corporate purposes and a further CDN$2,000 for foreign exchange facility. Canadian dollar or U.S. dollar amounts advanced under this credit facility are payable on demand and bear interest at the bank’s Canadian prime rate plus 1.0% per annum or U.S. base rate plus 1.0% per annum. Borrowings under this facility are collateralized by a general security agreement over our cash and cash equivalents, receivables and present and future personal property. As at September 30, 2011, we had no borrowings under this facility.

On September 8, 2011 and September 12, 2011, we completed an offering of Debentures having an aggregate principal amount of CDN $230,000. The net proceeds from the offering were approximately CDN $224,000, after deducting issuance costs. The net proceeds of the offering were intended to be used to purchase all of the issued and outstanding common shares of MOSAID pursuant to the offer to purchase dated August 23, 2011 and therefore the net proceeds were classified as internally restricted cash. We did not acquire the issued and outstanding common shares of MOSAID accordingly the Debentures matured on January 30, 2012. On November 11, 2011, we received regulatory approval to make a normal course issuer bid (“Debenture Bid”) through the facilities of the Toronto Stock Exchange (“TSX”). Under the Debenture Bid, we planned to purchase for cancellation up to CDN $11,500 worth of our Debentures, being 5% of the CDN $230,000 worth of Debentures as of November 11, 2011, when the TSX approved the arrangement. The Debenture Bid commenced on November 11, 2011 and did not extend beyond January 31, 2012. We repurchased $1,535 worth of our Debentures under the Debenture Bid during the year ended December 31, 2011. On January 31, 2012 we repaid the aggregate principal amount remaining of the outstanding Debentures of CDN $228,456 and accrued and unpaid interest of CDN $5,445.

On December 13, 2011, we received regulatory approval to make a normal course issuer bid (“Share Bid”) through the facilities of the TSX. Under the Share Bid, we plan to purchase up to 6,183,347 common shares, representing up to 5% of the common shares issued and outstanding when the TSX approved the arrangement. The Share Bid commenced on December 15, 2011 and will not extend beyond March 3, 2012. We repurchased 527,700 common shares under the Share Bid during the year ended December 31, 2011 for a total of $2,871.

We plan to use our unrestricted cash resources to fund our operations and any litigation that might be required, and to purchase additional high quality patent portfolios and patent licensing businesses that are identified and fit our value proposition and strategic objectives.

Our ability to generate cash from operations going forward is based on collecting royalties under our signed licenses and additional licensing of our patent portfolio to companies around the world. It is difficult to predict the timing and nature of future licenses.

We plan to finance our cash requirements for operating expenses, litigation costs and technology acquisitions by a combination of cash generated from licensing our patent portfolio and, if desirable based on market conditions, by selling common shares and debt securities to the public.

OUTSTANDING COMMON SHARE DATA

We are authorized to issue an unlimited number of common shares, 6,350.9 special preferred, redeemable, retractable, non-voting shares and an unlimited number of preferred shares, issuable in series. As at December 31, 2011, there were 123,236,813 common shares and no special or preferred shares issued and outstanding. We also maintain a Share Option

2011 Financial Results	22

Plan, an Employee Share Purchase Plan and a Deferred Stock Unit Plan. Under all these plans, we can issue a maximum of 10% of our issued and outstanding common shares from time to time which was, as at December 31, 2011, 12,323,681 common shares combined. As at December 31, 2011, we had 8,821,980 options outstanding and 73,658 DSUs outstanding.

FINANCIAL INSTRUMENTS

We are exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents.

Credit risk

Credit risk is the risk of financial loss to us if a licensee or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable and forward foreign exchange contracts.

Our cash and cash equivalents, and short-term investments consist primarily of deposit investments that are held only with Canadian chartered banks. Our management does not expect any counter-party to fail to meet their obligations.

Our exposure to credit risk with our accounts receivable from licensees is influenced mainly by the individual characteristics of each licensee. Our licensees are currently, for the most part, manufacturers and distributors of telecommunications and consumer electronics products primarily located in the United States, Canada, Taiwan, Korea, Japan and China. Credit risk from accounts receivable encompasses the default risk of our licensees. Prior to entering into license agreements with new licensees we assess the risk of default associated with the licensee. In addition, on an ongoing basis, we monitor the level of accounts receivable attributable to each licensee and the length of time taken for amounts to be settled and where necessary, take appropriate action to follow up on those balances considered overdue. We have had no significant bad debts for any periods presented.

We do not believe that there is significant credit risk arising from any of our licensees for which revenue has been recognized. If one of our major licensees is unable to settle amounts due, however, the impact on us could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amount. At December 31, 2011, two licensees accounted for 10% or more of total accounts receivable (December 31, 2010 – two licensees).

Financial assets past due

The following table provides information regarding the aging and collectability of our accounts receivable balances as at December 31, 2011:

Not past due	$485
Past due 1-30 days	1,668
Past due 31-60 days	7
Past due 61-90 days	—
Over 91 days past due	18
Less allowance for doubtful accounts	(25)

Total accounts receivable	$2,153

The definition of items that are past due is determined by reference to terms agreed with individual licensees. As at the date of this report, March 9, 2011, approximately $1,673 of past due amounts have been collected. None of the amounts outstanding have been challenged by the respective licensees and we continue to conduct business with them on an ongoing basis. Accordingly, our management has no reason to believe that this balance is not fully collectable in the future.

2011 Financial Results	23

We review financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the applicable licensee to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At December 31, 2011, we had a provision for doubtful accounts of $25 (December 31, 2010 – $5) which was made against accounts receivable where collection efforts to date have been unsuccessful.

Market risk

Market risk is the risk to us that the fair value of future cash flows from our financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of our generating revenues in foreign currencies.

Interest rate risk

The only financial instruments that expose us to interest rate risk are our cash and cash equivalents and short-term investments. Our objective in managing our cash and cash equivalents and short-term investments is to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with our banks so that they earn interest. When placing amounts of cash and cash equivalents into short-term investments, we only place investments with Canadian chartered banks and ensure that access to the amounts placed can be obtained on short-notice.

Currency risk

A portion of our revenues and operating expenses are denominated in Canadian dollars. Because the Company reports its financial performance in U.S. dollars, our operating results are subject to changes in the exchange rate of the Canadian dollar relative to the U.S. dollar. Any decrease in the value of the Canadian dollar relative to the U.S. dollar has an unfavourable impact on Canadian dollar denominated revenues and a favourable impact on Canadian dollar denominated operating expenses. Recently, decreases in the value of the Canadian dollar relative to the U.S. dollar have had a positive impact on our Canadian dollar denominated operating expenses. Approximately 69% of our cash and cash equivalents and short term investments, and all of our Debentures are denominated in Canadian dollars and are subject to changes in the exchange rate of the Canadian dollar relative to the US dollar. We were maintaining a large portion of our cash and cash equivalents and short term investments in Canadian dollars for the repayment of the Debentures on January 31, 2012. The recent decrease in the value of the Canadian dollar relative to the US dollar has had a negative impact on our Canadian dollar denominated cash and cash equivalents short-term investments, and a positive impact on our Debentures.

We may manage the risk associated with foreign exchange rate fluctuations by, from time to time, entering into forward foreign exchange contracts and engaging in other hedging strategies. To the extent that we engage in risk management activities related to foreign exchange rates, we may be subject to credit risks associated with the counterparties with whom we contract.

Our objective in obtaining forward foreign exchange contracts is to manage our risk and exposure to currency rate fluctuations related primarily to future cash inflows and outflows of Canadian dollars and to secure our profitability on anticipated future cash flows. We do not use forward foreign exchange contracts for speculative or trading purposes.

CRITICAL ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION OF POLICIES, AND CRITICAL ESTIMATES

Our management is required to make judgments, assumptions and estimates in applying our accounting policies and practices which have a significant impact on our financial results. The preceding discussion outlines our significant accounting policies and practices adopted under U.S. GAAP. The following outlines the accounting policies and practices involving the use of professional judgment and estimates that are critical to determining our financial results.

Revenue recognition

Application of the accounting principles related to the measurement and recognition of revenue requires us to make judgments and estimates. Revenue arrangements may be comprised of multiple elements. Judgment is required in

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determining the deliverables that exist in an arrangement and the nature of these deliverables. Revenue recognition requires the arrangement fee to be allocated to the elements on a relative fair value basis. Judgment and estimates are required when determining the relative fair value of elements utilizing standalone prices for similar deliverables where it exists or third party evidence of standalone price or internally generated estimates of standalone price. Revenue for elements of a license arrangement treated as a sale is recognized when delivered. Judgment is required in determining when delivery has occurred including assessing if significant obligations exist that must be completed and the timing of when the significant risks and rewards of ownership have been transferred.

Certain arrangements may contain extended payment terms. Judgment is required in determining if the payment terms impact the ability to recognize revenue due to concerns over collectability arising from credit risk or the risks of granting concessions.

Share-Based Payments

We have a Share Option Plan for our employees, officers, directors and consultants that we record at fair value. The fair value of our options is determined using the Black-Scholes option pricing model and judgments to estimate the term of our options, the volatility of our common shares and future dividends. In addition, judgment is required in estimating the amount of option awards that are expected to be forfeited. If actual results differ significantly from these estimates, stock-based compensation expense and our operating results could be materially impacted.

Investment Tax Credits

At December 31, 2011, we have approximately $6,221 (December 31, 2010 – $5,884) of non-refundable investment tax credits carried forward, relating primarily to past R&D. These credits can be applied against future income taxes payable and are subject to a 20 year carry forward period. Judgment is required in determining the amount of unutilized investment tax credits to record as an asset. In assessing the potential utilization of investment tax credits, we have considered whether it is more likely than not that some portion or all of the unutilized investment tax credits will be realized based upon estimates of our anticipated income tax position in future periods. During the first quarter of 2011, we recorded a deferred income tax recovery associated with our non-refundable investment tax credits of $5,951 as we determined it is more likely than not that these credits will be utilized. We will continue to evaluate our future income tax position quarterly and record any adjustment necessary in that period.

Valuation of Deferred Income Tax Assets and Future Income Tax Expense (Recovery)

As at December 31, 2011, we had accumulated $19,606 of unused R&D expenditures for income tax purposes. These deductions are available without expiry to reduce future year’s taxable income. We also had approximately $42,706 of tax losses available for carry forward. As a result, as of December 31, 2011, we have a deferred income tax asset of $16,235 which has been fully booked. Judgment is required in determining the amounts of deferred income tax assets and liabilities and the related valuation allowance recorded against the net deferred income tax assets. In assessing the potential realization of deferred income tax assets, we have considered whether it is more likely than not that some portion or all of the deferred income tax assets will be realized. Our management assesses the probability that deferred income tax assets will be recovered from future taxable income, and whether a valuation allowance is required to reflect any uncertainty at each reporting period. We estimate when deferred income tax assets will be realized and classify them as current and long term accordingly. We will continue to evaluate our deferred income tax position quarterly and record any adjustment necessary in that period. As at December 31, 2011, we had a valuation allowance of $4,474 (December 31, 2010 – $14,616).

Current Income Tax Expense

On an ongoing basis, our management reviews the estimated current tax position and the use of accumulated tax deductions. Based on this review, we recognized a current income tax expense for the year ended December 31, 2011 consisting of foreign taxes withheld on royalty revenues received from licensees in foreign tax jurisdictions for which there is no treaty relief.

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Patents and Other Intangibles

We have acquired patents, license agreements and other intangible assets directly, through business acquisitions or as full or partial settlement of licensing fees. In determining the fair value of these patents and other intangibles, we make estimates and judgments about the future income-producing capabilities of these assets and related future cash flows. We also make estimates about the useful lives of these assets based on assessment of the legal and economic lives of the patents and potential future licensing revenues achievable from our patent portfolio. Our patent portfolio as at December 31, 2011 is being amortized on a straight-line basis over the remaining useful lives of the patents which range from six to fourteen years. If our basis for assessing the useful lives of the intangibles and potential future licensing revenues achievable from our patent portfolio is adversely affected by future events or circumstances, we will record write-downs of patents, write-down of other intangible assets, or changes in the estimated useful lives of these assets, which would result in changes to amortization expense in the future. Such changes would not affect cash flows.

The carrying value of patents and other intangibles is reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. Impairments are determined by comparing the carrying value to the estimated undiscounted future cash flows to be generated by those assets. If this assessment indicates that the carrying value of the patents and other intangibles is not recoverable, the carrying value is then compared with the estimated fair value of the assets, and the carrying value is written down to the estimated fair value. We have determined that there were no indications of possible impairment during the year.

Goodwill

Goodwill is subject to annual impairment tests or on a more frequent basis if events or conditions indicate that goodwill may be impaired. We will also test goodwill for impairment more frequently if events or circumstances warrant.

As a whole, we are considered one reporting unit. We estimate the value of our reporting unit based on market capitalization. If we determine that our carrying value exceeds our fair value, we would conduct the second step of the goodwill impairment test which compares the implied fair value of the goodwill (determined as the excess fair value over the fair value assigned to our other assets and liabilities) to the carrying amount of goodwill.

We have determined there were no indications of possible impairment during the year.

Convertible Debentures

The conversion feature of our Debentures was treated as a derivative financial instrument and was recorded at its fair value as a liability as it was not considered to be indexed to our shares because the exercise price is denominated in Canadian dollars and the Company’s functional currency is U.S. dollars. The proceeds from the issuance of the Debentures were allocated between the Debenture and conversion feature based on the relative fair values of the two components on the date of issuance. The initial fair value of the Debenture component was estimated using an interest rate for similar debt instruments excluding a conversion feature and the corresponding discount is amortized over the estimated term of the debt. The initial value of the conversion feature component was determined using Black-Scholes and the foreign exchange rate in effect at the date of issue. The conversion feature component was re-measured using Black-Scholes and the foreign exchange rate in effect at the end of the period and any change was recorded as unrealized gain/loss. On November 1, 2011, the conversion feature was extinguished and the fair value was reversed. The Debenures are accreting from $162,265 on November 1, 2011 to $224,641 on January 31, 2012.

Estimation uncertainty

Critical accounting policies and estimates utilized in the normal course of preparing our consolidated financial statements require the determination of future cash flows utilized in assessing net recoverable amounts and net realizable values;, amortization, allowance for bad debt, legal contingency estimate, useful lives of property, equipment and intangible assets, valuation of intangibles, valuation of debt securities, and measurement of deferred taxes. In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis where required.

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These estimates have been applied in a manner consistent with that in the prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in these consolidated financial statements. The estimates are impacted by many factors, some of which are highly uncertain. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to virtually all asset and liability account balances.

Critical accounting estimates are defined as estimates that are very important to the portrayal of our financial position and operating results and require management to make judgments based on underlying assumptions about future events and their effects.

These underlying assumptions are based on historical experience and other factors that we believe to be reasonable under the circumstances and are subject to change as events occur, as additional information is obtained and as the environment in which we operates changes.

Critical accounting estimates and accounting policies are reviewed annually or more often if needed, by the Audit Committee.

Adoption of accounting pronouncements

In 2009, the Emerging Issues Task Force (the “EITF”) reached final consensus under Accounting Standards Update (“ASU”) No. 2009-13 (Topic 605) on the guidance related to revenue arrangements with multiple deliverables. This guidance eliminates the residual method of allocating arrangement consideration in arrangements involving multiple deliverables. This guidance is effective for our revenue arrangements entered into or materially modified on or after January 1, 2011. We adopted this guidance in the first quarter of 2011 and the adoption of this new guidance did not have a material impact to our consolidated financial statements.

In 2010, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2010-13 (Topic 718) to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance, or service condition. Under this guidance, an entity would not classify such an award as a liability if it otherwise qualifies for classification in equity and was adopted in the first quarter of 2011. The adoption did not have a material impact to our consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04 (Topic 820) to amend fair value measurement and disclosure requirements to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. We are required to adopt this guidance in the first quarter of 2012 and the adoption is not expected to have a material impact on our consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08 (Topic 350) to amend the test for goodwill impairment and permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as the basis for determining whether it is necessary to perform the two-step goodwill impairment test. We are required to adopt this guidance in the first quarter of 2012 and the adoption is not expected to have a material impact on our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05 (Topic 220), to amend the option to report other comprehensive income and its components in the statement of changes in equity. Instead, an entity will be required to present either a continuous statement of net income and other comprehensive income or in two separate but consecutive statements. We adopted this guidance in the first quarter of 2011 and the adoption did not have a material impact to our consolidated financial statements.

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DISCLOSURE CONTROLS AND PROCEDURES

In conformance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators, we have filed certificates signed by our Chief Executive Officer and Chief Financial Officer that, among other things, deal with the matter of disclosure controls and procedures.

Our management has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2011, and based on our evaluation has concluded that these are effective.

The evaluation took into consideration our corporate disclosure policy and the functioning of our executive officers, Board and Board Committees. In addition, our evaluation covered our processes, systems and capabilities relating to regulatory filings, public disclosures and the identification and communication of material information.

Critical accounting estimates are defined as estimates that are very important to the portrayal of our financial position and operating results and require management to make judgments based on underlying assumptions about future events and their effects.

These underlying assumptions are based on historical experience and other factors that we believe to be reasonable under the circumstances and are subject to change as events occur, as additional information is obtained and as the environment in which we operate changes.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and our Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Our management evaluated, under the supervision of the Chief Executive Officer and Chief Financial Officer, the effectiveness of our internal control over financial reporting as at December 31, 2011. We based our evaluation on criteria established in “Internal Control over Financial Reporting – Guidance for Smaller Public Companies” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on that evaluation, we have concluded that, as of December 31, 2011, our internal control over financial reporting is effective.

CHANGES IN INTERNAL CONTROLS

There have been no changes in our “internal control over financial reporting” that occurred during the year ended December 31, 2011 that have materially affected or are reasonably likely to materially affect the internal control over financial reporting.

For the year ended December 31, 2012, management will be required to attest to the effectiveness of the “internal control over financial reporting” pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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